P.O. Box 2600

Valley Forge, PA 19482-2600

                                                                                                                                                                       610-669-7310

                                                                                                                                                                       lisa_whittaker@vanguard.com

December 14, 2020

Lisa N. Larkin, Esq.

U.S. Securities and Exchange Commissionvia electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:Vanguard Money Market Reserves (the “Trust”)

File No. 2-52698

Post-Effective Amendment No. 92

Dear Ms. Larkin:

This letter responds to your comments provided via telephone on December 4, 2020, on the above-referenced post-effective amendment. The comments apply to Vanguard Cash Reserves Federal Money Market Fund (the “Fund,” formerly known as Vanguard Prime Money Market Fund), a series of the Trust.

Comment 1:	Prospectus – Fee Table (Annual Fund Operating Expenses)
Comment:	If the Fund’s expense information will be restated, please include a footnote pursuant to Item 3 Instruction 3(d)(ii) of Form N-1A.

Response:	The Fund’s expense information has not been restated pursuant to Item 3 Instruction 3(d)(ii) of Form N-1A.

Comment 2:	Prospectus – Principal Investment Strategies
Comment:

The “Principal Investment Strategies” section states that “Under normal circumstances, at least 80% of the Fund’s assets are invested in securities issued by the U.S. government and its agencies and instrumentalities.” If the Fund’s 80% policy is intended to include repurchase agreements, please explicitly state this.

Response:

We have updated the “Principal Investment Strategies” section to clarify that the Fund’s policy of investing at least 80% of its assets in securities issued by the U.S. government and its agencies and instrumentalities is intended to include repurchase agreements collateralized solely by U.S. government securities or cash.

Comment 3:	Prospectus – Principal Investment Strategies
Comment:

The “Principal Investment Strategies” section states that “Although [securities issued by the U.S. government and its agencies and instrumentalities] are high-quality, some of the securities held by the Fund are neither guaranteed by the U.S. Treasury nor supported by the full faith and credit of the U.S. government.” Please clarify to which securities you are referring.

Response:

“Securities neither guaranteed by the U.S. Treasury nor supported by the full faith and credit of the U.S. government” refers to government-sponsored enterprises including, among others, the Federal Home Loan Banks, the Federal National Mortgage Association, and the Federal Home Loan Mortgage Corporation.

Comment 4:	Prospectus – Principal Investment Strategies
Comment:	In the final sentence in the “Principal Investment Strategies” section (“The Fund generally invests 100% of its assets...”), please add “U.S.” before “government securities.”

Response:	We have updated this sentence as requested.

Comment 5:	Prospectus – More on the Funds (The Funds and Vanguard)
Comment:

The “The Funds and Vanguard” section states that “Vanguard and the Fund’s Board have agreed to temporarily limit certain net operating expenses for the Fund’s Investor Shares in excess of the Fund’s Investor Shares’ daily yield so as to maintain a zero or positive yield for the

Fund’s Investor Shares.” Please confirm that this arrangement is an expense limitation arrangement that mirrors that of Vanguard Pennsylvania Municipal Money Market Fund.

Response:	Confirmed.

Comment 6:	Part C
Comment:	The Signature Page states that a Power of Attorney (“POA”) was “filed herewith.” Please confirm that a POA was filed including a resolution of the Trust’s board of directors authorizing such POA.

Response:	We will refile the POA with the next post-effective amendment in accordance with Rule 483(b).

Please contact me at 610-669-7310 with any questions or comments regarding the above. Thank you.

Sincerely,

Lisa Whittaker

Associate Counsel

The Vanguard Group, Inc.